UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 26, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒

Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

26 June 2024

Decarbonisation Investor Presentation

BHP will be hosting an investor presentation today on decarbonisation to provide an update on our progress and plans to achieve our medium and long-term decarbonisation targets and goals.

A copy of the presentation is attached.

The presentation slides and script will be available on BHP’s website at:

https://www.bhp.com/investors/presentations-events/presentations-and-briefings

Further information on BHP can be found at: bhp.com

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

BHP Confidential

Contacts

Media	Investor Relations

media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
+44 7786 661 683	+44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Decarbonisation: Strategy and progress Investor Presentation 26 June 2024 Enel Green Power’s hybrid renewable energy park that provides renewable electricity to our Escondida and Spence assets

Disclaimer Forward-looking statements This presentation may contain forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including statements regarding: our strategy, our values and how we define success; our expectations of a competitive advantage for our business or certain products; our commitment to generating social value; our commitments under sustainability frameworks, standards and initiatives; our intention to achieve certain sustainability-related targets, goals, milestones and metrics; trends in commodity prices and currency exchange rates; demand for commodities; reserves and production forecasts; plans, strategies and objectives of management; climate scenarios; assumed long-term scenarios; potential global responses to climate change; the potential effect of possible future events on the value of the BHP portfolio; approval of certain projects and consummation of certain transactions; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and supply (including shortages) of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘annualised’, ‘forecast’, ‘guidance’, ‘outlook’, ‘prospect’, ‘target’, ‘goal’, ‘ambition’, ‘aspiration’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. Forward-looking statements are based on management’s current expectations and reflect judgments, assumptions, estimates and other information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements or guidance. For example, our future revenues from our assets, projects or mines which may be described in this presentation will be based, in part, upon the market price of the minerals or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals and/or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; political or geopolitical uncertainty; labour unrest; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review in the BHP Annual Report 2023 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of information and data Numbers presented may not add up precisely to the totals provided due to rounding. Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this presentation are estimates. Emissions calculation and reporting methodologies may change or be progressively refined over time resulting in the need to restate previously reported data. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means that third-party data may not be comparable to our data. For information on how we calculate our GHG emissions and operational energy consumption data, refer to the BHP Scopes 1, 2 and 3 GHG Emissions Calculation Methodology 2023, available at bhp.com. All footnote content is contained on slide 22. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 30 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2023 for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Decarbonisation: Strategy and progress 26 June 2024 BHP

BHP Decarbonisation overview Dr Graham Winkelman Vice President Climate Jimblebar in Western Australia will be the site of our first planned battery electric haul truck trial in CY2024

Decarbonisation in our operations and value chain BHP is working with global partners and other stakeholders in the value chain On track to reduce our operational GHG emissions (Scopes 1 and 2 from our operated assets) by at least 30% by FY2030 from FY2020 levels We have a goal to achieve net zero operational GHG emissions by CY2050 To succeed, we know that technology must advance rapidly The pathway to net zero will be non-linear as we organically grow our business We are using our Capital Allocation Framework to maximise the returns on our GHG emissions abatement We are pursuing the long-term goal of net zero Scope 3 emissions by CY20501 To support this goal, we have made strong progress on our strategy in the areas of steelmaking and maritime decarbonisation via partnerships, trials and pilots Decarbonisation: Strategy and progress 26 June 2024 BHP

Progress towards our FY2030 operational GHG emissions target We are firmly focused on reducing operational GHG emissions and have made good progress to date Operational GHG emissions2 (Mt CO2-e) 16 32% 14 8% 12 4% 10 8 46% 10% 6% 6 20% 4 41% 62% 2 0 FY2020 Chile Australia Other FY2023 Organic New Diesel Natural Fugitives FY2030F PPAs PPAs changes growth PPAs gas Diesel Electricity Natural Gas Fugitives Other Forecast Range of uncertainty Note: PPAs – Power Purchase Agreements. Decarbonisation: Strategy and progress 26 June 2024 5 BHP FY2020 Chile PPAs Australia PPAs Other changes FY2023 Organic growth New PPAs Diesel Natural gas Fugitives FY2030F

BHP's operational decarbonisation trajectory

The pathway will be non-linear and requires significant effort to overcome organic growth and technology challenges[3]


Operational GHG emissions
(Mt CO_2-e)
16
14
12
10
8
6
4
2
0
-2
Electricity
Diesel
Gas
Fugitives
Other
FY2020
FY2025
FY2030
FY2035
FY2040
FY2045
CY2050
Nickel West Southern Cross Energy Partnership, Northern Goldfields Solar Project PPA
Nickel West Enel Green Power PPA
BMA CleanCo PPA 2.0
WAIO APA PPA
Olympic Dam Neoen PPA
BMA CleanCo PPA
Olympic Dam Iberdrola PPA
Nickel West SUN Energy PPA
Escondida and Spence Enel PPA and Colbun PPA
WAIO First electric excavator trials
WAIO First electric truck trials
Escondida Boiler diesel displacement
WAIO Beginning of electric haul truck adoption
Escondida Trolley assist electric haul truck adoption
Spence Trolley assist electric haul truck adoption
WAIO First electric locomotive trials
Spence Boiler diesel displacement
WAIO Beginning of electric locomotive adoption
WAIO Inland renewable energy
Broadmeadow at BMA Destruction of drained methane
Organic growth with no GHG emissions reduction
Our GHG emissions reduction pathway
Range of uncertainty
Our net zero trajectory
Negative GHG emissions solutions

Decarbonisation: Strategy and progress
26 June 2024
6
BHP

Value chain strategy and long-term Scope 3 net zero goal Our focus areas are defined by materiality, ability to impact and alignment to our commodity and asset portfolio Support the development and adoption of GHG emission reduction technologies in steelmaking Enhance the quality of the iron ore and steelmaking coal we produce Support the development and adoption of GHG emission reduction technologies in shipping Encourage suppliers to pursue net zero GHG emissions Decarbonisation: Strategy and progress 26 June 2024 Control Influence. Collaborative BHP Standardisation Research partnerships Ventures and traceability and consortiums Enhance the quality of the iron ore and steelmaking coal we produce Low GHG emission Efficiency Improve carbon alternative fuels improvements accounting Selective Supportive Measurement purchasing engagements and monitoring

BHP Operational decarbonisation Dan Heal Vice President Operational Decarbonisation Minerals Australia BHP is collaborating with equipment manufacturers and others across the industry to accelerate development of the technology required

Global operational GHG emissions snapshot Strong progress made in reduction of Scope 2 emissions by signing multiple low GHG emissions PPAs at many of our operated assets Scope 1: Natural gas Scope 1: Diesel Scope 1: Fugitives / Other Scope 2: Purchased electricity Escondida BMA WAIO NiW CopperSA Pampa Norte FY2020 asset 11% 21% 24% 20% 24% emissions split 13% 39% 4,140 3,400 2,470 1,060 944 890 by source4 46% kTCO2 -e kTCO2 -e kTCO2 -e 52% kTCO2 -e kTCO2 -e kTCO2 -e 19% 9% (%) 61% 68% 79% 29% 76% 9% 100% Scope 2 , 50% purchased 55% , 60% 100% electricity 50% emissions5 (CO2-e) FY20 FY25e FY20 FY25e FY20 FY25e FY20 FY25e FY20 FY25e FY20 FY25e Decarbonisation: Strategy and progress 26 June 2024 9

Globally, haul trucks are the largest user of diesel at BHP

Our preferred pathway to eliminate diesel is via electrification

Diesel use by type of equipment[6]

(%)



	Trucks	Ancillary & others	Locomotives	Excavators / Loaders	Drills	Electric Rope Shovels	Draglines
Equipment count[6]	~800	~670	~180	~110	~150	~30	~20
Technology readiness	Under development	No current pathway	Under development	Available	Available	Available	Available

Fuel-to-wheel efficiency of alternative fuel sources[7]


Electricity
~80%
Hydrogen
~30%
Diesel
~30%

Decarbonisation: Strategy and progress
26 June 2024
10
BHP

Diesel displacement in Chilean copper assets

Trolley assist to aid in delivering FY2030 target for operational GHG emissions

Electric fleet transition[8]


Stage 1
Stage 2
Stage 3
Mixed fleet
Diesel electric
Trolley assist
Trolley + battery
Widespread adoption
FY2020
FY2030
FY2040

Truck fleet at Escondida and Spence

~200 trucks
fleet size which may benefit from trolley assist

~350 ML
yearly diesel consumption to abate[9]

~80%
Scope 1 emissions[9]

Decarbonisation: Strategy and progress
26 June 2024
11
BHP

Diesel displacement in Minerals Australia Operational trials and collaboration to accelerate development are critical to success 2022 11 2024 From 2028 12 2021 ~2026 2022 2025 From 2029 2021 2025 - 2024 From 2027 9400E electric excavator on site at Yandi mine in February 2024 Partners Operating prototype BHP operating trial BHP target deployment10 Note: Years shown are calendar years. All dates are approximate and subject to change. Decarbonisation: Strategy and progress 26 June 2024 12

Approach to methane emissions BMA’s higher quality metallurgical coal can help steel mills reduce their own GHG emissions intensity CY2022 GHG emissions intensity of export metallurgical coal mines13 (Tonnes CO2-e per tonne of exported coal) 2.0 1.8 1.6 1.4 1.2 1.0 0.8 0.6 0.4 0.2 0.0 0% 25% 50% 75% 100% BHP Scopes 1 and 2 BHP Freight, Port and Ocean Scopes 1 and 2 Freight, Port and Ocean • BMA had one of the lowest GHG emissions intensity footprints among our global coal competition in CY2022. • Our current open-cut mines now employ direct, site-specific industry best practice measurement of their fugitive emissions. • Our aim is to identify the potential for emerging technologies to improve measurement. • At our only underground steelmaking coal mine, Broadmeadow, drainage methane is captured and flared. • For open cut mines, we are working to determine the optimal use of the gas as well as any operational challenges pre-drainage may create. • Proven solutions will not address 100 per cent of fugitive methane BMA emissions, so it is likely that a residual amount will remain untreated if there is no significant technological progress. Source: Skarn Associates and BHP. Decarbonisation: Strategy and progress26 June 2024 BHP

BHP Value chain decarbonisation: Steelmaking Dr Nigel Tame Head of Steel Decarbonisation Partnerships Tapping molten iron produced in an electrolysis test cell from BHP ores, as part of our partnership with Boston Metal

Collaborating to reduce GHG emissions in steelmaking Nine partnerships with steel-makers representing ~20% of global steel production14 to help tackle long-term steel transition through the decades to come Near zero15 emissions steelmaking technology needs development Multiple pathways show promise 30% CY2030 Medium-term goal CY2030 goal Support industry to develop technologies and pathways capable of 30% emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030 Objectives Advance technologies towards commercial readiness and scale Enable GHG emission reductions once commercially deployed Decarbonisation: Project Selection Criteria Scale Influence Alignment With assets, products and customers Strategy and progress 26 June 2024 15 BHP

Supporting decarbonisation in steelmaking We are progressing a diverse project portfolio to larger scale; covering routes we believe have greatest potential to support decarbonisation from use of our products BHP’s steelmaking decarbonisation program Invests in and supports: Collaborative partnerships and consortiums Research Ventures (i.e. early-stage start-ups) Standardisation and transparency ...to advance the readiness of steel decarbonisation technologies Project scale of testing Full scale deployment in customer facilities Pilots and trials of integrated systems Industrial trials of system components Lab testing Concept development Prioritizing Scoping Executing Complete Process Routes Blast furnace Electric arc furnace or electric smelting furnaces Electrolysis Multiple processes Opportunities (illustrative) Abatement potentiali range 10% 30% 95% project workstream stage i. GHG emission intensity reduction compared to the conventional blast fumace – basic oxygen furnace route Decarbonisation: Strategy and progress 26 June 2024 16 BHP

Pathway scorecard: progress of projects in our program

New abatement technology capabilities we are helping to develop to support our customers to decarbonise their processes

	Blast Furnace (BF)			Electric Smelting Furnace (ESF) / Electric Arc Furnace (EAF)		
	Demonstrate staged abatements to the BF route			*Demonstrate and optimise the use of BHP's Pilbara iron ores*		
Process stage	**Raw material preparation**	**Blast furnace**	**CCUS**	**Raw material preparation**	**Direct reduced iron (DRI)**	**ESF/EAF**
Projects … supporting the development in process route capability by CY2030	Full scale enhancing of BHP lump ore	BHP product performance in low CO2 BF	Carbon capture pilots & trials	Lab testing of BHP ores in pellet blends	Lab scale direct reduction	Lab scale electric smelting
	Full scale blending of BHP ores in BF pellet blends	Low carbon and biogenic carbon use	Carbon utilisation pilots	Industrial trials of BHP ores in pellet blends	Industrial trials	Pilot scale ESF
	Low carbon and biogenic carbon use	Top gas recycling	Support CCUS value chains		Pilot alternative DRI technologies	Explore performance of DRI containing BHP ores in EAF

Adoption by customers, post-CY2030… that will support progress towards our Scope 3 CY2050 net zero goal

Objective:
Industry adoption of low carbon BFs with CCUS

Objective:
Widespread use of BHP products in DRI-ESF/EAF routes

Project Workstream Stage

Defining Opportunities → Scoping → Executing

Note: CCUS – carbon capture, utilisation and storage.

Decarbonisation: Strategy and progress
26 June 2024

17

BHP

Advancing readiness for an electric smelting pilot facility We have been progressing development in this route since CY2022 56%Fe Fines Lump 62%Fe BF Pellet DR Pellet 68%Fe Blast Furnace DRI for ESF DRI for EAF Electric Smelting Furnace BOF EAF Reduction Melting Refining DRI (solid) Sheet & pipe Flat steel products (e.g. plate, hot rolled coil) Long steel products (e.g. rebar, rail) CY2022 Laboratory research at University of Newcastle (New South Wales, Australia) Mar 2023 Partnership with Hatch: Pilot Design Study Feb 2024 Consortium with Rio Tinto and BlueScope: Pre-feasibility Study CY2027 Target for pilot plant facility commissioning Post-CY2030 Widespread commercial deployment Decarbonisation: Strategy and progress 26 June 2024 18 BHP

BHP Value chain decarbonisation: Shipping Ashima Taneja Head of Maritime Safety, Sustainability & Technical The world-first trial of sustainably-certified biofuel supplied in Singapore, conducted by BHP in collaboration with Oldendorff and GoodFuels

BHP is a leading organisation in maritime decarbonisation

Achieved a GHG emissions intensity reduction of 41% in BHP-chartered shipping of our products in FY2023 against a CY2008 baseline

We are supporting decarbonisation

CY2030 goal

Support 40 per cent emission intensity reduction of BHP-chartered shipping of BHP products from a CY2008 baseline

CY2050 target

Net zero for the GHG emissions from all shipping of BHP products[16]

We are progressing delivery of our strategy

Customers ⇅ **Ecosystems**

Our key strategic levers

Onboard innovations

Trialling wind assisted propulsion and hull coatings to increase efficiency and lower fuel consumption

Future fuels

BHP has completed trials with sustainability-certified biofuels, now operational for select voyages in our supply chain

Chartering choices

BHP has five world's first dual-fuelled LNG Newcastlemax bulk carriers operating in our iron ore supply chain

Decarbonisation: Strategy and progress
26 June 2024
20
BHP

Future fuels: developing the ammonia value chain We see significant potential in the trial and adoption of low to zero-emissions alternatives such as ammonia A promising future fuel with potential to drive a step change reduction in GHG emissions on a per voyage basis compared to conventional fuel Intent to deploy on our iron ore trade route before CY2030 subject to reasonable thresholds for price premiums, supply and safety standards Lanunching the Ammonia EOI BHP successfully launched an expression of interest (EOI) to establish the world’s first ammonia value chain for shipping Establishing demand signals First mover advantage to seek to increase zero GHG emission vessel and fuel availability at commercially viable prices Collaborating on safety Addressing toxicity challenges through ammonia bunkering pilots Crew training framework in collaboration with International Maritime Organization (IMO) Decarbonisation: Strategy and progress 26 June 2024 21 BHP

Footnotes Decarbonisation overview 1. Slide 4: Achievement of this goal is uncertain, particularly given the challenges of a net zero pathway for our customers in steelmaking, and we cannot ensure the outcome alone. 2. Slide 5: Future GHG emission estimates are based on latest annual business plans. Includes former OZ Minerals Australian assets and plans. Excludes Blackwater and Daunia (divested on 2 April 2024). FY2020 GHG emissions data has been adjusted for acquisitions, divestments and methodology changes. ‘Organic growth’ represents increase in GHG emissions associated with planned activity and growth at our operations. ‘New PPAs’ refers to GHG emission reductions from renewable/low to zero emission PPAs already entered and/or intended to be signed with reductions occurring post FY2023 and before FY2030. ‘Other changes’ refers to reductions in GHG emissions not covered by PPAs. ‘Other’ refers to GHG emissions from coal & coke, fuel oil, LPG or other sources. ‘Range of uncertainty’ refers to higher risk options currently identified that may enable faster or more substantive decarbonisation, but which currently have a relatively low Technology Readiness Level (TRL) or are not yet commercially available. Emissions calculation methodology changes may affect the information presented in this chart. 3. Slide 6: Future GHG emissions estimates are based on latest annual business plans. Includes former OZ Minerals Australian assets and plans. Excludes Blackwater and Daunia (divested on 2 April 2024). FY2020 GHG emissions data has been adjusted for acquisitions, divestments and methodology changes. ‘Organic growth with no GHG emission reduction’ represents business-as-usual emissions forecast without abatement projects. ‘Our GHG emission reduction pathway’ represents planned decarbonisation activities to reach BHP’s operational GHG emissions FY2030 target and CY2050 goal. ‘Range of uncertainty’ refers to higher risk options currently identified that may enable faster or more substantive decarbonisation, but which currently have a relatively low Technology Readiness Level (TRL) or are not yet commercially available. ‘Our net zero trajectory’ refers to a straight line between our FY2020 baseline, FY2030 medium-term target, and CY2050 net zero goal. ‘Negative GHG emissions solutions’ include carbon credits (avoidance, reductions or removals), or other technologies that result in emissions reductions; this shows the requirement in order to reach net zero if decarbonisation at the lower line of the ‘Range of uncertainty’ were achieved (but does not reflect probability). Emissions calculation methodology changes may affect the information presented in these charts. ‘Fugitives’ (methane emissions) estimated in accordance with the Australian National Greenhouse and Energy Reporting (NGER) measurement methodology and does not reflect the tendency for methane density to increase as coal mines deepen, due to current uncertainty with respect to future opportunities to manage methane at our BMA mines. Operational decarbonisation 4. Slide 9: FY2020 is the baseline year for BHP’s Group-level FY2030 operational emissions reduction target. Emissions are presented on a 100% basis as per the operational control approach described by the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. For example, this includes 100% of BMA’s emissions (while BHP’s ownership is 50%). Excludes projects, exploration, and legacy assets. 5. Slide 9: Percentage reduction figures are estimates based on FY2020 levels and calculated based on forecast electricity consumption, which is subject to change as our estimates and mine plans evolve. Percentage reductions based on PPAs already signed. 6. Slide 10: Global operations. Excludes former OZ Minerals assets. Excludes Blackwater and Daunia (divested on 2 April 2024). 7. Slide 10: BHP analysis (based on modelling and initial studies). Percentages shown are estimated comparative efficiency. 8. Slide 11: This pathway depends on the commercial availability of the required technologies. Visual is illustrative and not to scale. 9. Slide 11: Expected average between FY2024 and FY2030 10. Slide 12: Upon completion of successful trials. 11. Slide 12: At Caterpillar’s Tucson, Arizona Proving Ground. 12. Slide 12: Smaller pilot fleets may be deployed earlier, subject to technology readiness. 13. Slide 13: The metallurgical coal GHG emissions intensity curve is based on CY2022 data estimates from Skarn Associates. The GHG emissions intensity basis is tonnes of CO2-equivalent per tonne of exported coal produced per mine. BHP operations have been aggregated to BHP Mitsubishi Alliance (BMA) level. BMA has been overlayed with reported BHP data points for CY2022 for: i) metallurgical coal production; ii) Scope 1 emissions; and iii) Scope 2 emissions incorporating BHP operated integrated rail and port GHG emissions. GHG emissions intensity estimates for freight, port and ocean logistics of metallurgical coal products were calculated using Skarn Associates average intensities for CY2022. As BMA utilises both integrated (included in Scopes 1 and 2 emissions) and third-party rail and port services, this may result in partial double counting of GHG emissions. The data set applies IPCC AR5 CH4 global warming potential factors to all mines. Value chain decarbonisation: Steelmaking 14. Slide 15: Based on reported steelmaking production based on World Steel Association data. 15. Slide 15: 0.40 tonnes of CO2-e per tonne of crude steel for 100% ore-based production (no scrap), as defined by the International Energy Agency (IEA) and implemented in ResponsibleSteel International Standard V2.0 (‘near zero’ performance level 4 threshold). IEA (2022), Achieving Net Zero Heavy Industry Sectors in G7 Members, IEA, Paris, License: CC BY 4.0, which also describes the boundary for the emission intensity calculation (including in relation to upstream emissions). Abatement potentials have been calculated relative to a baseline reference of 2.0 tonnes of CO2-e per tonne of crude steel. Value chain decarbonisation: Shipping 16. Slide 20: Ability to achieve the target is subject to the widespread availability of carbon neutral solutions to meet our requirements, including low/zero GHG emission technologies, fuels, goods and services. Decarbonisation: Strategy and progress 26 June 2024 22

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: June 26, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary